Exhibit 4.5

AMENDMENT TO RIGHTS AGREEMENT

BETWEEN TELIK, INC. AND

COMPUTERSHARE SHAREHOLDER SERVICES, INC. AND

COMPUTERSHARE TRUST COMPANY, N.A.

THIS AMENDMENT TO RIGHTS AGREEMENT (the “Amendment”) is made this 18th day of May, 2006, by and between TELIK, INC., a Delaware corporation (the “Company”), and COMPUTERSHARE SHAREHOLDER SERVICES, INC. AND COMPUTERSHARE TRUST COMPANY, N.A. (the “Rights Agent”) to amend the Rights Agreement, dated November 2, 2001, by and between the Company and Wells Fargo Bank Minnesota, N.A., replaced by Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”).

WHEREAS, pursuant to the Rights Agreement, certain rights to purchase shares of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share, become exercisable, subject to the terms and conditions set forth in the Rights Agreement, if there is a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Common Shares of the Company (an “Acquiring Person”) or 10 business days following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer, the consummation of which would result in any person or entity becoming an Acquiring Person;

WHEREAS, Eastbourne Capital Management, L.L.C. (“ECM”), Black Bear Offshore Master Fund, L.P., a Cayman Islands limited partnership (“BBOM”), and Richard J. Barry (“Barry,” and together with ECM, BBOM, Black Bear Fund I, L.P., a California limited partnership, and Black Bear Fund II, L.L.C., a California limited liability company, the “Eastbourne Entities”) have reported that they beneficially owned in the aggregate 19.9% of the Common Shares of the Company;

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board of Directors of the Company has determined that it is in the best interest of the Company and its stockholders to amend the Rights Agreement to exclude from the definition of an “Acquiring Person” the Eastbourne Entities, but only so long as none of the Eastbourne Entities, together with any of their respective affiliates or associates, either individually or collectively, is the beneficial owner of 25% or more of the Common Shares then outstanding; and

WHEREAS, the Board of Directors of the Company has approved this Amendment and authorized its appropriate officers to execute and deliver the same to the Rights Agent.

NOW, THEREFORE, in accordance with the procedures for amendment of the Rights Agreement set forth in Section 27 thereof, and in consideration of the foregoing and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Capitalized terms that are not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

2. The definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement is amended in its entirety to read as follows:

“Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 20% or more of the Common Shares then outstanding. Notwithstanding the foregoing,

1.

(A) the term Acquiring Person shall not include (i) the Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit or compensation plan of the Company or any Subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan, or (v) any of Eastbourne Capital Management, L.L.C. (solely in connection with investment power exercisable by Eastbourne Capital Management, L.L.C. with respect to Common Shares managed for Black Bear Offshore Master Fund, L.P., a Cayman Islands limited partnership, Black Bear Fund I, L.P., a California limited partnership, and Black Bear Fund II, L.L.C., a California limited liability company), Black Bear Offshore Master Fund, L.P., a Cayman Islands limited partnership, Black Bear Fund I, L.P., a California limited partnership, Black Bear Fund II, L.L.C., a California limited liability company, and Richard J. Barry (collectively the “Eastbourne Entities”), but only so long as none of the Persons described in this clause (v), together with any of their respective Affiliates or Associates, either individually or collectively, is the Beneficial Owner of 25% or more of the Common Shares then outstanding, and (B) no Person shall become an “Acquiring Person” either (x) as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 20% (or 25% with respect to the Eastbourne Entities) or more of the Common Shares then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 20% (or 25% with respect to the Eastbourne Entities) or more of the Common Shares then outstanding by reason of share purchases by the Company and shall, following written notice from, or public disclosure by the Company of such share purchases by the Company, become the Beneficial Owner of any additional Common Shares without the prior consent of the Company and shall then Beneficially Own more than 20% (or 25% with respect to the Eastbourne Entities) of the Common Shares then outstanding, then such Person shall be deemed to be an “Acquiring Person,” (y) as the result of the acquisition of Common Shares directly from the Company, provided, however that if a Person shall become the Beneficial Owner of 20% (or 25% with respect to the Eastbourne Entities) or more of the Common Shares then outstanding by reason of share purchases directly from the Company and shall, after that date, become Beneficial Owner of any additional Common Shares without the prior written consent of the Company and shall then Beneficially Own more than 20% (or 25% with respect to the Eastbourne Entities) of the Common Shares then outstanding, then such Person shall be deemed to be an “Acquiring Person” or (z) if the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests, as promptly as practicable (as determined in good faith by the Board of Directors), but in any event within five Business Days, following receipt of written notice from the Company of such event, of Beneficial Ownership of a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement; provided, however, that if such Person shall again become the Beneficial Owner of 20% (or 25% with respect to the Eastbourne Entities) or more of the Common Shares then outstanding, such Person shall be deemed an “Acquiring Person,” subject to the exceptions set forth in this Section 1(a).”

2.

3. Section 2 of the Rights Agreement is hereby amended to read in its entirety as follows:

“APPOINTMENT OF RIGHTS AGENT. The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable upon ten (10) days’ prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and in no event be liable for, the acts or omissions of any such co-Rights Agent.”

4. The second sentence of Section 18 of the Rights Agreement is hereby amended to read in its entirety as follows:

“The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability in the premises.”

5. Section 21 of the Rights Agreement is hereby amended to read in its entirety as follows:

“CHANGE OF RIGHTS AGENT. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days’ notice in writing mailed to the Company and to each transfer agent for the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. Unless this Agreement is otherwise terminated by the parties, in the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent for the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be either (a) a corporation business trust or limited liability company organized and doing business under the laws of the United States or of any other state of the United States which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million or (b) a direct or indirect wholly owned subsidiary of such an entity or its wholly-owning parent. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and

3.

deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent for the Common Shares or Preferred Shares, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.”

6. Section 26 of the Rights Agreement is hereby amended to read in its entirety as follows:

“NOTICES. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Telik, Inc.

3165 Porter Drive

Palo Alto, CA 94304-1213

Attn: Chief Executive Officer

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Attn: Client Administration

Computershare Trust Company, N.A.

250 Royall Street, MS 3B

Canton, MA 02021

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.”

7. A new Section 35 hereby added to the Rights Agreement and shall read in its entirety as follows:

“FORCE MAJEURE. Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”

8. All references in the Rights Agreement to “20%” shall be followed by “(or 25% with respect to the Eastbourne Entities)”, other than in the definition of “Acquiring Person” set forth in Section 1(a), which is amended as provided above.

9. Computershare Shareholder Services, Inc. (f/k/a EquiServe, Inc.) is hereby removed as Rights Agent from and after the date hereof.

4.

10. Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any affect any of the terms, conditions, covenants, obligations or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue to be in full force and effect.

11. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

12. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

13. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[SIGNATURE PAGES TO FOLLOW]

5.

IN WITNESS WHEREOF, the parties herein have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

TELIK, INC.

By:	/s/ Michael M. Wick
Name:	Michael M. Wick, M.D., Ph.D.
Title:	President and Chief Executive Officer

COMPUTERSHARE SHAREHOLDER SERVICES, INC.

By:	/s/ Dennis V. Moccia
Name:	Dennis V. Moccia
Title:	Managing Director

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Tyler Haynes
Name:	Tyler Haynes
Title:	Managing Director

6.